Exhibit 1

Fund	I.R.S. Employer Identification No.
Innovator S&P 500 Buffer ETF – January	82-2109719
Innovator S&P 500 Power Buffer ETF – January	82-2084874
Innovator S&P 500 Ultra Buffer ETF – January	82-2072457